

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2021

Dennis Nguyen
Chief Executive Officer
Society Pass Incorporated
701 S. Carson Street, Suite 200
Carson City, NV 89701

> **Re: Society Pass Incorporated**
> **Draft Registration Statement on Form S-1**
> **Submitted February 11, 2021**
> **CIK No. 0001817511**

Dear Mr. Nguyen:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted February 11, 2021

Market Data, page 6

1. We note you disclose "[w]e have not independently verified any of the data from third party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based on our management's knowledge of the industry, have not been independently verified." As you are responsible for all information contained within the registration statement, please delete this language.

Prospectus Summary, page 7

2.   Please discuss your auditor's going concern opinion in your prospectus summary and your management's discussion and analysis.

3.   Please balance your disclosure in the prospectus summary about your market opportunities by disclosing the amount of your revenue for the most recently completed fiscal years, and your dependence to date on a small number of customers. In addition, please disclose in the prospectus summary the amount of your net income/loss for the most recently completed fiscal years.

Our Company, page 7

4.   Please expand your disclosure about your material relationships with business partners. For example, we note your statement at the end of your second paragraph that "Our strategic partners work with us to penetrate local markets, while our Platform allows effortless integration with existing technological applications and websites." We also note your disclosure on page 62 that "We have established strong, long-term relationships with many of our partners' services." When you reference a partner that will enhance your business, please identify your partner and the basis of your affiliation or partnership. If the relationship is governed by a written agreement, if the agreement is material, please file it as an exhibit.

5.   We note your disclosure emphasizes your e-commerce activity and web based merchant services and software. If material, please also describe any other services and products you offer. For example, selling POS Hardware and facilitate financing transactions between merchants and one of your partner financial institutions and the sale of third party hardware and equipment (cashier stations, waiter tablets and printers). In addition, please expand the description of your business in the prospectus summary to explain more clearly and in greater detail the business services and products you provide.

Summary of the Offering, page 14

6.   In the sub-section use of proceeds, you disclose you "currently intend to use the net proceeds . . . for general corporate purposes, including . . . funding certain acquisitions in SEA and South Asia." Please identify the acquisition targets, if known, or, if not known, describe the nature of the businesses to be sought, the status of any negotiations with respect to the acquisition, and provide a brief description of such business. Please make conforming revisions to the use of proceeds" section on page 31 and the acquiring other e-commerce companies and applications in SEA and South Asia sub-section on page 73. Please refer to Instruction 6 to Item 504 of Regulation S-K.

Our business may be materially adversely affected by the recent coronavirus (COVID-19) outbreak, page 22

7. Please update your risk factor disclosure to describe the current impacts of the COVID-19 pandemic on your business. Please similarly update your disclosures in the prospectus summary on page 11 and in the management's discussion and analysis section on page 36. For guidance, please refer to CF Disclosure Guidance Topic: Coronavirus (COVID-19) (3/25/2020) and CF Disclosure Guidance Topic: COVID-19 Disclosure Considerations Regarding Operations, Liquidity, and Capital Resources (6/23/20).

This offering has not been reviewed by independent professionals, page 27

8. Please revise this risk factor to describe any material risks associated with investor reliance on the work done by, or expertise of, the professionals you have retained in connection with the preparation of this registration statement and the execution of this offering, including, without limitation, your legal counsel, auditor and underwriter, as well as any other representatives or agents of the registrant. If no such risks exist, please delete this risk factor or tell us why you believe it is appropriate.

You should consult your own independent tax advisor regarding any tax matters arising with respect to the securities offered in connection w, page 29

9. Please revise this risk factor to describe the material tax-related risks to investors associated with purchasing, holding and disposing of shares of your common stock. If there are no such risks, please delete this risk factor or tell us why you believe it is appropriate.

Business, page 51

10. We note that in Note 1 to your financial statements you list as part of your businesses is "investment holding." In an appropriate place in your business description please provide a discussion of your investment holding business.

Consumer Facing Business, page 62

11. Here and elsewhere in you discussion of your company please ensure that you clearly disclose which services and products are available now and which you hope to provide in the future. In this regard, for example, we note that on page 71 you present as one of your competitive strengths your unique loyalty program, which is not operational.

Executive Compensation , page 87

12. Please update your executive compensation disclosure to include your recently completed fiscal year. Please refer to Item 402 of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 117.05

Certain Relationships and Related Party Transactions, page 88

13.   Please disclose in this section the related party transactions summarized in note 9 to the financial statements for the fiscal year ended December 31, 2019 or, for each transaction, please tell us why you believe disclosure is not required. Please refer to Item 404 of Regulation S-K.

Financial Statements of Society Pass Incorporated
Consolidated Statements of Operations and Other Comprehensive Loss, page F-5

14.   Please quantify net sales and cost of sales of tangible products separately from those of service revenues. Refer to Rule 5-03.1 of Regulation S-X and ASC 280-10-50-40.

Note - 1 Description of Business and Organization
Spun Out, page F-8

15.   We note your disclosure that on December 31, 2019, you spun out Food Society Group Limited. Please tell us how this spin out was accounted for and site the specific authoritative literature utilized to support your accounting treatment.

Revenue Recognition, page F-11

16.   We note your disclosure on page 69 that your revenue streams consist of Consumer Facing and Merchant Facing revenues. It appears from your disclosure that the Consumer Facing revenue stream consists of ordering fees and delivery fees collected from every transaction processed. The Merchant Facing revenue stream consists of subscription fees, sale of software and hardware, optional add-on software services, commissions from sale of third party hardware and brokerage fees from the facilitation of financing transactions. Please revise your revenue recognition policy to provide a detailed discussion of the how revenue is recognized for each of these revenue streams in accordance with ASC 606.

Cost of goods sold, page F-16

17.   It appears from your disclosure here and on page F-84 of the Hottab December 31, 2018 financial statements that cost of goods sold consists of the cost of hardware, software and payroll, which are directly attributable to the sales of products. There appears to be a significant decrease in the amount of cost of goods sold as a percentage of revenue resulting in a positive gross margin for the year ended 12/31/19 vs. a negative gross margin in the Hottab December 31, 2018 and September 30, 2019 financial statements. Please tell us what factors contributed to the significant change in the cost of goods sold and the resulting gross margin.

Note - 3 Summary of Significant Accounting Policies
Share-based compensation, page F-16

18.   Please revise your disclosure to state how you estimate the market price of your common

shares for the purpose of estimating share-based compensation. In addition, it appears from the Consolidated Statement of Cash Flows that you incurred stock based compensation. Please tell us what this stock based compensation relates to and where is it recorded in the financial statements.

Note - 5 Business Combination, page F-19

19. We note that approximately $75,000 of the required cash payment and the additional series C convertible preferred stock valued at approximately $558,000 have been deferred and classified as Contingent Service Payable in the Consolidated Balance Sheet. Please tell us the basis of these deferred payments and site the specific authoritative literature you utilized to support your accounting treatment.

20. We note that the goodwill related to the Hottab acquisition was immediately impaired. Please tell us the factors that were considered related to this impairment and provide the disclosures required by ASC 350-20-50.

Note - 6 Intangible Assets, page F-21

21. We note that you capitalized the cost of the software development arrangement with CVO Advisors Pte Ltd, which includes designing App and Web-based platform. Please tell us how the arrangement met the capitalization criteria under ASC 985.

22. Please revise your disclosure to describe the material terms of the subscription agreement CVO.

Note - 19 Subsequent Event, page F-34

23. Please confirm that you have retroactively reflected the 750 for 1 stock split throughout the document, including the financial statements. Otherwise, revise your document to retroactively reflect the stock split.

Exhibit Index, page II-6

24. Please file as exhibits to the registration statement the following agreements:
    • the software setup, development and use license agreement with Wallet Factory International Limited dated November 15, 2018; and
    • the stock purchase agreement and accelerator contract for equity with SOSV IV LLC entered into in January 2019.
    As to each agreement, if you believe you are not required to file it as an exhibit, please tell us why. Please refer to Item 601(b)(10) of Regulation S-K.

You may contact Keira Nakada at 202-551-3659 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services